Exhibit ___

JOINT VENTURE AGREEMENT

The Parties KENDRICK GLOBAL BRANDS LLC (KEND) and Entertainment Arts Research Inc. (EARI) and Howard Daniels (Kid) to be referred to herein as the Parties (the “Parties”), herewith agree to engage in business and, pursuant to the applicable rulings for such in the State of Wyoming, hereby form a Joint Venture.

THIS IS A GENERAL JOINT VENTURE AND EACH PROJECT HAS ITS OWN SEPARATE BUDGET AND ALL BUDGETS AND PROJECTS WILL BE MUTUALLY AGREED UPON BY ALL PARTIES.

(I)	Establishment of Venture:

a.	The name of the Venture shall be (“Venture”). The principal office of the Venture will be located at

i.	NEW YORK, NY

ii.	The operating office shall be located at:

iii.	ATLANTA, GA

iv.	Additional or substitute offices may be agreed upon from time to time by the Parties.

As (BARI) owns 10% (Ten Percent), (Kend) owns 45% (Forty Five Percent) and (KID) owns 45% (Forty-Five Percent) the venture will agree to launch a Live Event -Production, Marketing and Promotion company

b.	The Venture shall be established for the following purpose:

i.	Offer, negotiate and secure funding for company Live Events, Marketing, Production and Marketing of said events.

ii.	Grow and Develop new Events, for Live and Streaming Productions

(II)	Parties’ Duties:

a.	(Kend) shall provide the following unique duties to the Joint Venture:

i.	Introduction to business professionals

ii.	Sign over all rights to Social Media accounts to Kendrick Global Brands LLC.

iii.	Assist with Management of operations

iv.	Development of a Company Business Plan

v.	Will make available a copy of the approximately 500,000 names for mailing list.

vi.	Seek out Entertainment Projects for Live Event & streaming Production,

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b.	(EARI) shall provide the following unique duties to the Joint Venture:

i.	Locate and secure sites for operations

ii.	Assist with Funding for the Venture

iii.	Assist with the development of Company Business Plan

iv.	Will be responsible for the maintenance of the Company Books and Records

v.	Will issue 250,000 Series A Preferred Shares for investment and 100,000 Series A Preferred Shares to KID and $25,000 in cash to be paid by May 31, 2026 for the purchase of all equipment need for said events. (KID will supply a list for auditors) (150,000 Series A Preferred Shares to be issued and made available for investor for mutually agreed upon projects.

vi.	If said payment for the equipment is not paid by May 31, 2026, then a $1000 a month payment will be imposed until full payment is received. If no payment is received by July 31, 2026 then KID will have the option to sell the equipment to anyone else and keep all said shares issued. JV will continue to operate without said equipment.

c.	(KID) shall provide the following unique duties to the Joint Venture:

I.	Oversee Production of the Live Events

II.	Oversee setup and breakdown of said Events

III.	Work with partners on Marketing and Production of said events

IV.	Contribute to the development of new project development The Venture shall have the following business plan:

To acquire, partner and form additional relationships for Business Growth & Development.

1.	Sell and Develop new products and services

2.	.Seek funding in the amount of $1,000,000 for Production, Promotion and Marketing of new Projects as well as acquisition of new projects.

Revenue and proportionate share of income: The partners shall share in net profits and net losses that may occur after the payouts have been made as described above except on a ratio of 10% to (EARI) and 45% to (KEND) and 45% to (KID) as described below:

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Any and all withdrawals made for expenses relating to the business of the Venture shall be deducted from the revenues of the Venture and not the Parties hereto. The remaining amounts from the Gross Revenues shall be noted as Net Profits. The term ’‘Net Profits” shall mean all Gross Revenues less the following:

a.	Commissions Payroll, fees, overheads and expenses as budgeted (distribution, Retail, Radio, Advertising, Street, Press, etc.) (Noted in the attached Schedule B); and,

b.	Reserves as previously calculated to remain in the Venture; and,

d.	Legal expense to protect the assets and Parties of the JV from third party actions; and,

e.	An annual audit by a Certified Public Accountant

The remaining amounts after the above shall be noted as ’‘Net Profits to the Venture” from which all distributions shall be declared and reported.

Voting Rights: The affairs of the Venture shall be determined by majority vote, with votes cast in the percentage as earlier stated. Decisions referring to any changes in the Venture or altering its structure or business plan shall be made by majority vote. If the vote is split evenly the Parties will agree on a party to review the concept and the vote of said party shall be binding.

Accounting: Books of account of the transactions of the Venture shall be kept at the principal place of business of the Venture. The books of account of the Venture shall be available for inspection by all times by the Parties. The Management shall be required to report all transactions related to Venture business promptly and accurately.

f.	Forty-Five days after the end of each calendar quarter, the Parties shall determine the net profit and loss of the Venture and the same shall be divided in the same proportion as earlier stated. The Parties may, by majority vote, agree to distribute any surplus to the capital account of each Party.

g.	Checking Accounts for the receipt of revenue and the payment of expenses shall be kept at the offices of (EL) for the JV.

h.	An independent audit of the JV will be performed each year at the expense of the JV.

i.	Either Party to the JV may undertake its own review of the books and records at its own expense with a minimum of one weeks notice.

j.	The cost of services provided by the Parties to the JV shall be set and adjusted quarterly in the first year and thereafter annually. The amortization and depreciation costs of equipment in the direct cost shall be according to the lesser of tax or GAAP schedules consistently applied. The costs are direct production costs with no allocation for executive overhead (unless the executive provided services on an hourly basis at appropriate rates for the service), general administration, accounting, legal or other non-direct costs. The costs shall be auditable by the JV with a minimum of one-week notice.

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(III)	Outside Investments: Any excess capital resulting from additional investments brought to the Venture, by either Party or by an outside third party, shall be distributed to each Party on the basis as per equity interest, net of any costs and/or fees. Funds received from additional investments may be used to further each Party’s independent business operations.

(IV)	Additional Equity: At any time, the Parties may collectively or individually contribute additional equity on arrangements to be mutually approved. No interest shall be paid on capital contributions (“Additional Equity’). No partner shall have the right to demand repayment of their capital contribution, if any exist, unless the same is through dissolution of the Venture and a winding up of its affairs. Accounts receivable or capital contributions of the Parties are not deemed to be changes to the ownership, voting, or capital sharing ratios. Re-payments of capital contribution are available only after the year end accounting and before profit distribution.

(V)	Term: The Venture’s existence shall commence on March 25, 2026 and it shall continue until dissolved either by mutual agreement or by operation of law, or subject to those items set forth under “Termination”. Any documents prior to this date are invalid and have no continuing rights.

(VI)	Rights of the Venture and Right to Manage:

a.	Upon the formation of this Venture each project shall be assigned an exclusive management team to manage the affairs of the Venture in the ordinary course of the Venture’s business (“Management’’). Management shall conduct the business of the Venture, and shall have the authority by its majority vote to operate all of the business of the Venture, save those items specifically reserved to the Parties as a whole.

b.	No Party of the Venture shall have the authority to:

i.	confess judgment against the Venture;

ii.	borrow on the credit of the Venture or guarantee the debts of others with Venture credit except for transactions related to and within the ordinary course of the business of the Venture as noted herein;

iii.	Convey substantially all of the Venture assets, other than in the practice of lending assets for its feature film financing activities, without prior approval by majority vote.

(VII)	Representation and Warranties: Both Parties represent that they have all power and authority to enter into this Venture and authorize such use of their services and industry expertise. Each Party has made no representations or warranties as to the success of the undertaking, as outlined by this Venture and it is understood that there are risks associated within the industry. Neither party has relied on each other’s oral representations. And each has made their own assessment of the merits of this relationship.

Each Party represents that all rights, titles and interests in and to, 1) the content and proprietary rights by the formation of this Venture, shall be under each Parties’ exclusive right to sell, license, hypothecate, or otherwise use as assets of the Venture in a manner conducive to the operation of the Venture with any restrictions due to previous sales or agreement specifically enumerated with the asset description document.

a.	Each Party represents and warrants that they have the right to enter into this Agreement and grant the rights referenced herein that

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b.	There will be no cross collateralization.

(i) There are (or as of the date of Delivery will be) no claims, security interests (other than any required in the ordinary course of each Party’s business), liens, claims, lawsuits or other legal entanglements or encumbrances, or any other agreements of any kind, inconsistent with or which could tend to diminish the rights granted to the Venture hereunder; that the Venture’s exercise of the rights granted shall not violate the rights of any other person or entity; and that no monies will become due from the Venture to any person, party, organization or society by the Venture’s exercise of the rights granted hereunder.

(VIII)	Indemnification. Both Parties shall defend, indemnify and hold the other Party harmless from and against any and all claims, obligation, expenses (including attorney’s fees and costs), litigation and judgments of any kind whatsoever arising from or related to any warranty, representation or individual action of one (Causing) Party which results in the other (Defending) Party to be enjoined in a legal action. The Defending Party may receive as one of its remedies assignment for the Causing Party’s interest in the JV as full or partial settlement for the costs of this Indemnification.

(IX)	Termination:

a.	In the first eighteen months in the event of any fair and reasonable determination by either Party that either;

i.	Significant underperformance of revenues or Net Profits under 15% before distribution by the JV, or

ii.	The inability of one of the Parties to provide the services required and generate a net profit from the total sum of its share of Net Profits of the JV and its other services; or

iii.	If the necessary funding for the project has not been secured by December 31, 2026.

b.	Such party may choose to Terminate (“Elective Termination”), then, upon mutual consent, such consent shall not be unreasonable withheld by either Party, and upon thirty (30) days notice and upon prompt payment of any and all expenses, royalties, commissions and fees outstanding, then it is understood that any and all materials provided by the Parties to the Venture, inclusive of all stock, warrants, licenses, patents, film rights and any new materials assembled during the Tenn of this Agreement, are to be returned to the providing Party.

c.	This Venture shall terminate upon the bankruptcy or inability of any partner to provide its services. Thereupon the remaining Party shall act as trustee for the Parties and shall promptly wind up the affairs of the Venture unless the remaining Party desires to continue the business of the Venture.

d.	If either Party shall breach its terms of this agreement, then the non-breaching party may terminate and seek damages after:

i.	Written notice of the breach and demand for cure

ii.	The party in default shall give written notice to immediately and continually pursue all cures, such period to cure to be at least fourteen (14) days but no more than ninety days for each breach,

iii.	If cure is not pursued or the period for cure is exceeded the non-breaching party may terminate and act as Trustee for the benefit of all parties.

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(X)	Additional Documentation: As elements of preparation and progress, there may be additional documentation required according to industry standards. Any documentation referencing this Agreement or otherwise altering it shall be signed by all Parties. The Parties agree to negotiate in good faith and enter into such further and additional agreements, and to execute such additional documents, as shall be reasonably necessary to carry out the purposes of this Agreement. Notwithstanding the foregoing, this Agreement shall constitute and set forth the full and complete agreement between the parties and shall be legally binding on the parties, replacing any prior agreements. Except as expressly provided herein, neither party has made any promises, representations or warranties to the other party in connection with the negotiation or execution of this Agreement. Any and all estimates or projections as to sales by either party shall be deemed statements of opinion only and shall not be binding on the Parties.

(XI)	Tax Advice and Representation: Each Party bas, and will, rely on their own tax advice and is responsible for their own independent US tax requirements. No Party has relied on the other for any tax advice and neither party shall rely on the other in the future for same. Each Party bears their own responsibility and is qualified and experienced � investments to enter into this Venture.

Arbitration: Any dispute, controversy or claim arising out of or relating to the enforcement, interpretation or alleged breach of this Agreement shall be submitted to and resolved by binding arbitration in Pittsburg Pennsylvania before one neutral arbitrator appointed in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment on the award rendered by the arbitrator may be entered in and enforceable by any court having jurisdiction thereof.

(XII)	Assignment: None of the Parties hereto shall assign any of their rights hereunder without the prior written approval of the other Party.

(XIII)	Non-circumvention and Nondisclosure: The Parties mutually agree to not contact or otherwise sell around each other’s contacts, clients, and additional third parties for any reasons without the expressed written approval and acknowledgment of the other. The Parties also agree to not disclose, for the term of this Agreement, each other’s trade information, contacts, clients, or other third parties pertinent to each other’s respective business. The required press release will contain only those items required using the Financial Disclosure Rules of the U.S. Securities and Exchange Commission.

(XXI)	Fax Copies: Copies by Tele-copier are deemed to have been received and signatures attached thereto shall be deemed binding, with an original to be mailed via U.S. Mail and/or any other acceptable courier.

Date: March 25, 2026

/s/ Richard Papaleo	/s/ William Coogan
Richard Papaleo President Kendrick Global Brands LLC.	William Coogan Entertainment Arts Research Inc .CEO

/s/ Howard Daniel
Howard Daniel

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